Exhibit 99.1

For Immediate Release

TFI International Notice Regarding Annual Meeting of Shareholders

Shareholders asked to participate by telephone, at (877) 223-4471

Montreal, Quebec, April 16, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, reminds shareholders that its Annual Meeting of shareholders (the “Meeting”) will be held on Tuesday, April 21, 2020 at 1:30 p.m. (eastern time).

In light of the COVID-19 pandemic, and in order to comply with governmental decrees prohibiting indoor meetings, the Meeting will be available by way of telephone conference call. The toll-free dial-in number is (877) 223-4471. Please dial in 10 minutes prior to the start of the Meeting. During the telephone Meeting, shareholders will have an opportunity to ask questions to TFI International’s management.

TFI International has taken measures to conduct the Meeting in full compliance with applicable government decrees relating to COVID-19, including remote participation by the chairman of the Meeting, the scrutineers for the Meeting, and others. TFI International urges shareholders to participate in the Meeting by telephone.

Shareholders are asked to vote their shares prior to the Meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern time) on Monday, April 20, 2020.

At the Meeting, shareholders will elect the directors of TFI International and appoint its auditor.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
(647) 729-4079
abedard@tfiintl.com